SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13D

                         Amendment No. 2

            Under the Securities Exchange Act of 1934


              Decade Companies Income Properties -
                      a Limited Partnership
                        (Name of Issuer)


                  Limited Partnership Interests
                 (Title of Class of Securities)

                              None
                         (CUSIP Number)


                      Jeffrey L. Keierleber
                      c/o Decade Companies
                            Suite 140
                   250 North Patrick Boulevard
                   Brookfield, Wisconsin 53045
                          414-792-9200
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         With a copy to:
                    Conrad G. Goodkind, Esq.
                         Quarles & Brady
                    411 East Wisconsin Avenue
                   Milwaukee, Wisconsin  53202
                         (414) 277-5000

                         April 25, 1997

     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

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                          SCHEDULE 13D


I.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

II.  Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

III. SEC Use Only

IV.  Source of funds
          PF

V.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]

VI.  Citizenship or Place of Organization
          United States

     Number of Shares Beneficially Owned by Each Reporting
     Person With:

VII. Sole Voting Power
          1,604.88

VIII. Shared Voting Power
          -0-

IX.  Sole Dispositive Power
          1,604.88

X.   Shared Dispositive Power
          -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
          1,611.88 (includes 7 shares owned by Decade Properties,
                  Inc.)

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [ ]

XIII. Percent of Class Represented by Amount in Row (11)
          12%

XIV. Type of Reporting Person
          IN
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                          SCHEDULE 13D

XV.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

XVI. Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

XVII. SEC Use Only

XVIII.Source of funds
     WC

XIX. Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
          [  ]

XX.  Citizenship or Place of Organization
          United States

     Number of Shares Beneficially Owned by Each Reporting
     Person With:

XXI. Sole Voting Power
           7

XXII. Shared Voting Power
          -0-

XXIII.Sole Dispositive Power
           7

XXIV. Shared Dispositive Power
          -0-

XXV. Aggregate Amount Beneficially Owned by Each Reporting
     Person
          7   (Does not include shares held by Jeffrey
          Keierleber)

XXVI. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
     [  ]

XXVII.Percent of Class Represented by Amount in Row (11)
          .0466%   (Does not include shares held directly by
          Jeffrey Keierleber)

XXVIII.Type of Reporting Person
          CO
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ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

          Decade Companies Income Properties -
          A Limited Partnership ("DCIP")
          c/o Decade Companies
          250 Patrick Boulevard, Suite 140
          Brookfield, Wisconsin 53045

Title of Security to which this statement relates:

          Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at 250 Patrick Boulevard, Brookfield, Wisconsin 53045, and Decade Properties, Inc., a Wisconsin corporation, with offices at 250 Patrick Boulevard, Brookfield, Wisconsin 53045. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner of Decade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.'s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the 1997 purchases described below, Jeffrey Keierleber purchased with personal funds 193.04 Interests between 1986-1988 at prices ranging from $920-$940 per Interest.

The total purchase price of Interests by Mr. Keierleber and Decade Properties, Inc. in 1997 was $848,503.70, which was paid for from personal funds (as set forth in the Schedule below).

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
                                      1997 Purchases

                                         Number of
  Owner                       Date       Interests      Purchase price         Total Paid

Decade Properties, Inc.     3/4/97            7     $402.00 per Interest           2,814
Jeffrey Keierleber          3/28/97        31.5     $605.00 per Interest       19,057.50
Jeffrey Keierleber          4/4/97       486.00     $605.00 per Interest         294,030
Jeffrey Keierleber          4/11/97       67.04     $605.00 per Interest       40,559.20
Jeffrey Keierleber          4/14/97      149.42     $605.00 per Interest       90,399.10
Jeffrey Keierleber          4/16/97       32.99     $592.50 per Interest       19,546.58
Jeffrey Keierleber          4/18/97      147.00     $592.50 per Interest       87,097.50
Jeffrey Keierleber          4/23/97       13.45     $592.50 per Interest        7,969.13
Jeffrey Keierleber          4/24/97        6.16     $592.50 per Interest        3,649.80
Jeffrey Keierleber          4/25/97      152.01     $592.50 per Interest       90,065,93
Jeffrey Keierleber          5/2/97       144.63     $592.50 per Interest       85,693.22
Jeffrey Keierleber          5/5/97       181.64     $592.50 per Interest      107,621.70
          Total                        1,418.84                              $848,503.70

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In March, April, and May 1997, Mr. Keierleber purchased
Interests, respectively for $605 per Interest up until April 14, 1997 and $592.50 per Interest after April 14, 1997 through Wellington Investment Services, Inc. ("Wellington")(including commissions). Mr. Keierleber has agreed to purchase Interests from Wellington Clients (as defined in the settlement agreement described below) for $605 per Interest through April 14, 1997 and $592.50 per Interest between April 15 and May 5, 1997. A copy of the offer is attached as Exhibit 1 and incorporated by reference herein.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Mr. Keierleber is the individual general partner of Decade
Companies, the general partnership that is the general partner of DCIP, and already controls and manages DCIP.

In December 1996, DCIP and Decade Companies brought an action in federal court against Arnold Leas, Wellington Management Corporation, and WMC Realty, Inc. for injunctive and other relief based on asserted securities laws violations and other claims arising from a proxy statement and other filings by Mr. Leas and Wellington Management Corporation. Mr. Leas, Wellington Management Corporation, and WMC Realty, Inc. counterclaimed against DCIP and Decade Companies for alleged securities laws violations. Mr. Leas and Wellington Management Corporation ultimately undertook a proxy contest seeking, among other things, to remove Decade Companies as DCIP's General Partner. Their solicitation failed to obtain approval by a majority of the Interests outstanding.

In order to settle all matters on behalf of DCIP and Decade Companies, Mr. Keierleber agreed to buy all Interests from Wellington's clients (as defined in the settlement offer attached as Exhibit 1) until May 5, 1997, provided that Wellington obtains the rights to offer the Interests by isolated transactions that do not give rise to a tender offer or general solicitation. A copy of the offer is attached as Exhibit 1 and incorporated by reference herein.

The litigation between DCIP and Decade Companies and Leas,
Wellington Management Corporation and WMC Realty was dismissed on
March 20, 1997.

The lawsuit was dismissed pursuant to a settlement agreement dated March 13, 1997, between the parties. Pursuant to the settlement agreement, Jeffrey Keierleber, an individual who is a general partner in Decade Companies (the General Partner of DCIP) has agreed to purchase certain Interests for prices between $592.50 and $605 (including commissions) until May 5, 1997, provided that the limited partnership interests are acquired by isolated transactions that do not give rise to general solicitation or a tender offer. Pursuant to the settlement agreement, Mr. Keierleber and Mr. Leas (and their affiliates) agreed that for a period of ten years from March 13, 1997, neither they nor any affiliate will: (a) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (including partnership interests) or direct or indirect rights or options to acquire any securities of any Decade or Wellington sponsored partnership or an affiliate of the parties, as the case may be; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of any Decade or Wellington sponsored partnership or an affiliate; (c) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of any Decade or Wellington sponsored partnership or an affiliate; or (d) otherwise act, alone or in concert with others, to seek to control or influence the management, the general partner or policies of any Decade or Wellington sponsored partnership or an affiliate.

A copy of the settlement offer is filed herewith as Exhibit 1 and the terms are incorporated by reference.

Other than as listed above, no material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and, except as discussed above, no transactions of the type in Items (a)-(j) are contemplated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Prior to purchase of Interests in March and April 1997, Mr. Keierleber directly and indirectly held 193.04 Interests, or approximately 1.4% of the outstanding Interests. Upon purchase of Interests pursuant to the Settlement Agreement and the purchase by Decade Properties, Inc., Mr. Keierleber beneficially owns, and has the sole power to vote and dispose, 1,611.88 Interests (or approximately 12% of the outstanding Interests) (such total includes the March 1997, purchase by Decade Properties, Inc. of seven Interests.)

(c). Except for the purchase of Interests described above, there have been no transactions by Mr. Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding the date of this Schedule 13D.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, seven of the outstanding Interests.

(e).  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Settlement Agreement described in Item 4 above, which was included as an exhibit to the Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Keierleber or Decade Properties, Inc. and any other person with respect to any securities of DCIP.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. 1       Offer and Settlement Agreement
                    dated March 13, 1997 (previously filed with
                    Schedule 13D).

                              DECADE PROPERTIES, INC.


                              By: /s/ Jeffrey L. Keierleber

                                 Jeffrey L. Keierleber, President

                              JEFFREY L. KEIERLEBER

                              /s/ Jeffrey L. Keierleber

May 5, 1997